FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	October 13, 2009
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

La Encantada Expansion Nearing Completion

First Majestic Silver Corp. (the “Company”) is pleased to announce that the Company’s new 3,500 tpd Cyanidation Plant at its La Encantada Silver Mine in Coahuila, Mexico is in the final stages of construction and the commissioning process commenced in last week of August.

The completion of this new world-class cyanidation plant will have a significant impact on the Company’s production growth going forward. The first deliveries of silver precipitates are expected by mid November. Full production, at an annualized rate of over 4 million ounces of silver doré bars is expected to be achieved by year end.

All major components of this new mill have either been constructed and / or installed with only some final wiring and piping required for completion. Testing of the major components and equipment have been ongoing for the past few weeks.

The mill input plan during the coming weeks is as follows: initial production reaching 1000 tpd by the end of October, ramping up to 2000 tpd by the end of November, and full production at the rate of 3500 tpd anticipated by the end of December.

The Company will hold the official inauguration on November 19, 2009. Over 300 people are expected to attend the inaugural ceremonies, including; state and federal government officials, business partners, shareholders, analysts and brokers.

Keith Neumeyer, CEO & President stated; “As the completion of construction draws near and the testing and commissioning process continues, another major milestone for First Majestic is approaching. This state of the art, large scale operation has been constructed during a very difficult economic environment and under a very tight timeline. Congratulations should go out to all our management, staff and construction crew for their perseverance, resolve and commitment. Our attention is now turning to the production and shipment of the first precipitates for doré production, and reaching the full operating capacity of the plant.”

Ramon Davila, COO commented, “This plant has been constructed using the best design elements, and using state of the art equipment. When full production rates for this plant have been reached, our achievements will definitely be noticed in the mining and investment communities. These are exciting times for First Majestic; particularly for our construction crew, management and staff.”

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.